Exhibit (a)(5)(N)

NEWS RELEASE

(714) 773-7620

Contact:	Robert Raynor
Director, Investor Relations

Beckman Coulter Advises it Will Not Increase Its Offer to Acquire

Biosite Beyond $90.00 Per Share

FULLERTON, CA, May 14, 2007 – Beckman Coulter, Inc. (NYSE: BEC) today announced that it would not increase the price offered for shares of the common stock (the “Shares”) of Biosite Incorporated (NASDAQ: BSTE) in Beckman Coulter’s currently pending tender offer beyond the current offer price of $90 per Share. Beckman Coulter believes that the long-term interests of Beckman Coulter stockholders would not be served by increasing the tender offer price.

Scott Garrett, Beckman Coulter’s President and Chief Executive Officer, said, “Our priority throughout this process has been to create sustainable value for Beckman Coulter’s shareholders. We continue to believe the combination of Biosite with Beckman Coulter is strategically sound. At $90 per share, our revised merger agreement includes a full and fair price for Biosite, and with all regulatory clearances associated with this transaction already in hand, is highly certain.”

Continued Garrett, “The Board of Directors of Biosite has informed us that they have concluded that the recent offer from Inverness is a superior proposal to the revised merger agreement between Beckman Coulter and Biosite dated May 1, 2007. Although we do not agree with this conclusion, we expect that Biosite will terminate its existing merger agreement with Beckman Coulter and, concurrently, pay Beckman Coulter a termination fee of $54 million.”

About Beckman Coulter

Beckman Coulter, Inc., based in Fullerton, California, develops, manufactures and markets products that simplify, automate and innovate complex biomedical tests. More than

200,000 Beckman Coulter systems operate in laboratories around the world supplying critical information for improving patient health and reducing the cost of care. Recurring revenues, consisting of supplies, test kits, service and operating-type lease payments, represent more than 75 percent of the company’s 2006 annual sales of $2.53 billion. For more information, visit www.beckmancoulter.com.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated closing of Beckman’s tender offer. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Beckman Coulter’s control. Among other things, these factors include the risk that the acquisition will not be completed because the tender offer did not proceed as anticipated or closing conditions to the acquisition were not satisfied. For a further list and description of risks and uncertainties associated with Beckman Coulter’s and Biosite’s businesses, see their reports filed with the Securities and Exchange Commission, including each company’s “Risk Factors” section in its most recent annual report on Form 10-K filed with the Securities and Exchange Commission. Beckman Coulter disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. Stockholders of Biosite are urged to read the tender offer materials described below because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Beckman and Louisiana Acquisition Sub with the SEC on April 2, 2007, as amended. In addition, on April 2, 2007, Biosite filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The tender offer materials contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available free of charge on the SEC’s website

(www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer, at (800) 769-4414 (toll free). American Stock Transfer & Trust Company is acting as depositary for the tender offer. The dealer manager for the offer is Morgan Stanley.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Beckman Coulter and Biosite file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Beckman Coulter and Biosite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Beckman Coulter’s and Biosite’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website.